EXHIBIT 99.05
                                                                   -------------


February 5, 2002


Ms. Valerie A. Broadbent
Hollywood Partners.com, Inc.
1925 Century Park East, 5th Floor
Los Angeles, CA  90067

Dear Ms. Broadbent:

In consideration for your exemplary work effort and for continuing to remain with the Company during a very trying period as the Company experienced severe financial constraints and unable give any financial consideration for your efforts, the Board of Director hereby awards you Two Million (2,000,000) shares of the Company's common stock at a value of $.01 per share.

Sincerely,

HOLLYWOOD PARTNERS.COM, INC.


         /s/   Nikolas Konstant
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         Nikolas Konstant
         Member, Board of Directors
         and Chief Executive Officer

ACCEPTED:



         /s/   Valerie A. Broadbent
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         Valerie A. Broadbent